Filed by CC Neuberger Principal Holdings II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vector Holding, LLC

CCNB-Getty Media Filing – Craig Peters CNN TV Interview 1.5.22

Alison Kosik, CNN:

Welcome back. Some of the hardest hitting news images CNN broadcast on air come from one source. And you'll notice the caption saying where in the top right corner of your screen. Getty Images works with over 450,000 contributors around the world. It provides about 160,000 new images every year as well as video and music content to media outlets and for commercial and creative purposes.

Now Getty is set to become a public company once again in a SPAC deal, which values the company at nearly $5 billion. Craig Peters is the CEO. And he joins us now. Craig, great to see you.

Craig Peters, Getty Images:

Thanks for having me. And great to see you as well. And thank you to CNN for being such a great customer.

Alison Kosik, CNN:

You got it. So, talk about why you decided to take the company public again, you know via SPAC. And what you are going to do with the proceeds from your public debut or your next public debut?

Craig Peters, Getty Images:

Well, I think you know first off, why go public? You know this is a great brand. It's a great business. We feel really good about our performance, our prospects, and ultimately, this transaction. And so, we're really proud to take the business back to the public markets where we believe it rightly belongs. Why SPAC? You know, it really, it wasn't about SPAC. What we found with CC Capital and Neuberger Berman are partners. And they were willing to invest in behind this deal. This deal comes with $875 million of committed capital into the transaction. And it was that level of commitment and investment that we really focused in on that made this transaction the right one for Getty Images. Ultimately, we'll use the proceeds of this transaction to pay down debt and de-lever the business. But we're really excited for the transaction, again, the committed capital that comes along with it.

Alison Kosik, CNN:

What happened during the pandemic, as far as the impact? I mean sports and entertainment events were canceled. Nothing to take pictures of.

Craig Peters, Getty Images:

That's true. But they've come back. I think you know what happens in times of crisis is I think people always look to the world of sport and entertainment as a way to get away and have some level of enjoyment. So we've seen those events come back. We've seen, you know, people spend their time and energy, you know, engaging with those events and ultimately with the content that we produce.

Alison Kosik, CNN:

Talk with me about where you see opportunities for growth for Getty Images.

Craig Peters, Getty Images:

We see growth from a number of vectors in this business and we're excited for them. You know, first and foremost, this is an increasingly visual world. And at our core - at the core of our business, what do we do? We help businesses connect and compete in that visual landscape. And so, whether that's, you know, small businesses and how they need to compete through our iStock brand or whether that's corporations as they struggle to have a presence across TikTok and Instagram and all the platforms that they need to be present on. We see just huge amount of demand for our service. And then with the growth of video increasingly, you know, being a medium in which not only the media needs to produce, but corporations and businesses need to have a video presence. You know, that's another core driver of this business. But we see a lot of growth opportunities across Getty Images.

Alison Kosik, CNN:

Where do NFTs fit into your future? Getty's future?

Craig Peters, Getty Images:

Well, I think we see it as a long-term opportunity for this business. We're unique in that Getty Images owns a lot of the intellectual property that it distributes. We have a huge archive. And we fundamentally believe that intellectual property can have value in the NFT space. But that will be something that will develop over the long term. But we do believe that as an intellectual property owner that that has potential to produce revenue for the business over the long term.

Alison Kosik, CNN:

What makes a good picture? Did you hear my question, Craig?

Craig Peters, Getty Images:

No, I didn't. I'm sorry.

Alison Kosik, CNN:

Oh. So, I was quickly asking you, what do you think makes a good picture?

Craig Peters, Getty Images:

What do I think makes a good picture? I think you know ultimately, it's about emotion. You know whether you are capturing something that's going to be used in a marketing material or whether you're capturing something that's going to be on CNN. Ultimately, it needs to grab the attention of a user. And that's typically through the emotion side of things. Whether that's love or whether that's passion, or whether that's you know other emotions. It's typically through the emotional connection.

Alison Kosik, CNN:

Yeah. And we can certainly feel things when we look at your pictures. Great talking with you. Craig Peters, Getty Images CEO. Thanks for your time.

Craig Peters, Getty Images:

Thank you. Thank you for having me.

* * * * *

Additional Information about the Transactions and Where to Find It

In connection with the business combination (the “Business Combination”) between Griffey Global Holdings, Inc. (“Getty Images“), CC Neuberger Principal Holdings II (“CCNB”), Vector Holding, LLC (“New CCNB”) and the other parties to the Business Combination Agreement, dated December 9, 2021 (the “Business Combination Agreement”), New CCNB intends to file a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement and a preliminary prospectus of New CCNB, and after the Registration statement is declared effective, New CCNB will mail a definitive proxy statement/prospectus relating to the Business Combination to CCNB’s shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CCNB’s shareholders to be held to approve the Business Combination (and related matters). This [press release/Current Report]¹ does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. New CCNB and CCNB may also file other documents regarding this Business Combination with the SEC regarding the Business Combination. CCNB shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about New CCNB, CCNB, Getty Images and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to CCNB shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by CCNB through the website maintained by the SEC at www.sec.gov, or by directing a request to CC Neuberger Principal Holdings II, 200 Park Avenue, 58th Floor, New York, New York 10166.

Participants in the Solicitation

CCNB, Getty Images and their respective directors and officers may be deemed participants in the solicitation of proxies of CCNB shareholders in connection with the Business Combination. CCNB shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CCNB and a description of their interests in CCNB is contained in CCNB’s final prospectus related to its initial public offering, dated July 30 2020 and in CCNB’s and New CCNB’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CCNB shareholders in connection with the Business Combination and other matters to be voted upon at the Shareholder Meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that CCNB intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning CCNB’s or Getty Images’ possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for shareholders. These forward-looking statements are based on CCNB’s or Getty Images’ management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Getty Images‘ or CCNB‘s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against CCNB, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of CCNB, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions contemplated by the Business Combination Agreement and related agreements and the transactions contemplated by the forward purchase agreement or backstop agreement or close the sale of the forward purchase securities or backstop securities, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of Getty Images or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies) which could result in the need for CCNB to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of CCNB‘s securities and the attractiveness of the Business Combination to investors; (k) the possibility that Getty Images may be adversely affected by other economic, business, and/or competitive factors; (l) Getty Images’ estimates of expenses and profitability and (m) other risks and uncertainties indicated from time to time in the final prospectus of CCNB, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by CCNB. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getty Images and CCNB assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getty Images nor CCNB gives any assurance that either Getty Images or CCNB will achieve its expectations.

Disclaimer

This communication relates to a proposed business combination between Getty Images and CCNB. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.